

SECURITI 05041374



SD 3/29/05

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SEC FILE NUMBER
8-66032

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYM CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 CAPITAL DRIVE
(No. and Street)

WARSAW (City) INDIANA (State) 46582 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher E. Kindig 574-267-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE CHIZEK AND COMPANY LLC
(Name – *if individual, state last, first, middle name*)

307 SOUTH MAIN STREET, SUITE 400 ELKHART, IN 46516-3174
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen C. Yeager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYM CAPITAL SECURITIES, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
LISA M. THOMAS
Notary Public, State of Indiana
My Commission Expires 06/02/2012

Signature

Senior Vice President, PRINCIPAL
Title

Lisa M. Thomas
Notary Public

Lisa M. Thomas/Corporate Admin. Assistant

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYM CAPITAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of
SYM Financial Corporation)

FINANCIAL STATEMENTS
December 31, 2004

SYM CAPITAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of SYM Financial Corporation)
Warsaw, Indiana

FINANCIAL STATEMENTS
December 31, 2004

CONTENTS



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
SYM Capital Securities, LLC
Warsaw, Indiana

We have audited the accompanying statement of financial condition of SYM Capital Securities, LLC as of December 31, 2004 and the related statements of income and member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SYM Capital Securities, LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as of December 31, 2004: Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Elkhart, Indiana
March 16, 2005

SYM CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 237,740
Commissions receivable	17,254
	$ 254,994
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable - related party	$ 41,987
Member's equity	213,007
	$ 254,994

See accompanying notes to financial statements.

SYM CAPITAL SECURITIES, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
Year ended December 31, 2004

Revenue	
Commissions	$ 370,476
Expenses	
Employee compensation and benefits	113,964
Regulatory fees	13,276
Office and equipment rent	20,198
Insurance	12,036
Other	7,039
	166,513
Net income	203,963
Member's equity at beginning of year	9,044
Member's equity at end of year	$ 213,007

See accompanying notes to financial statements.

SYM CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2004

Cash flows from operating activities	
Net income	$ 203,963
Adjustments to reconcile net income to net cash from operating activities	
Changes in assets and liabilities	
Increase in commissions receivable	(17,254)
Increase in accounts payable - related party	41,987
Net cash from operating activities	228,696
Net increase in cash and cash equivalents	228,696
Cash and cash equivalents at beginning of year	9,044
Cash and cash equivalents at end of year	$ 237,740

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

SYM Capital Securities, LLC (the "Company") was formed on April 9, 2003 as an Indiana limited liability company. January 2, 2004, the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of SYM Financial Corporation. The Company offers variable life insurance or annuities and mutual fund transaction services to its customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company's records are maintained on the accrual basis of accounting, and its financial reporting and accounting policies conform to accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies adopted by the Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies: Loss contingences, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Commissions: Commissions are recorded on a trade-date basis as securities transactions occur.

Income Taxes: The Company is a single member limited liability company under the Internal Revenue Code. Therefore, the net income or loss of the Company is included in the income tax return on the Company's shareholder.

Statement of Cash Flows: The Company considers cash on hand, deposits with other financial institutions, and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Concentration of Credit Risk: At December 31, 2004, the Company had $237,740 in deposits at National City Bank, of which $100,000 is insured by the Federal Deposit Insurance Corporation.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Application of New Accounting Standards and the Effect of Newly Issued but Not Yet Effective Accounting Standards: Financial Accounting Standards Board Interpretation 46, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now also consider whether the entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity's activities are conducted for an investor with few voting rights. The Company does not have any significant interest in a variable interest entity. This standard does not materially affect the Company's operating results or financial condition.

On January 1, 2005, the Company adopted FASB Statement 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities.* Statement 150 requires the reporting of mandatorily redeemable shares as liabilities. In addition, the Statement requires the reporting of obligations to repurchase shares that may require cash payment, which are not in the form of shares, and the reporting of some obligations that may be settled by issuing a variable number of equity shares as liabilities. Since the Company's shares of common stock are not mandatorily redeemable and the Company does not currently have or anticipate entering into these types of obligations, the adoption of this standard did not have a material affect on the Company's operating results or financial condition.

NOTE 3 - RELATED PARTIES

SYM Financial Corporation allocates costs for various corporate services to the Company, such as book keeping, marketing assistance, and employee benefits support. During the year ended December 31, 2004, the Company paid SYM Financial Corporation $143,005 for services and costs incurred on the Company's behalf.

At December 31, 2004, the Company had accounts payable of $41,987 to SYM Financial Corporation related to allocated expenses.

(Continued)

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital as defined by Rule 15c3-1 totaled $195,753, which was $190,753 in excess of its minimum net capital requirement of $5,000. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 0.21 to 1.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SYM CAPITAL SECURITIES, LLC
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Net capital:	
Total member's equity	$ 213,007
Deduct:	
Nonallowable assets:	
Commissions receivable	17,254
Net capital	$ 195,753
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable - related party	$ 41,987
Total aggregate indebtedness	$ 41,987
Ratio: Aggregate indebtedness to net capital	21%
Computation of basic net capital requirement	
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Net capital	195,753
Excess net capital	$ 190,753

There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 31, 2004. Therefore, a reconciliation is not necessary.

SYM CAPITAL SECURITIES, LLC
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

SYM Capital Securities, LLC (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(1) of the Rule.



Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
SYM Capital Securities, LLC
Warsaw, Indiana

In planning and performing our audit of the financial statements of SYM Capital Securities, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

However, we wish to note the following:

The NASD has informed management of the Company that the Company failed to promptly forward customer checks during the year ended December 31, 2004, in accordance with Conduct Rule 2110. Management has informed us that they have implemented procedures to provide prompt remittance of customer checks in the future.

In addition, the NASD informed management that the Company overstated regulatory net capital during the year as a result of treating a group variable annuity receivable as an allowable asset. Accordingly, the Company ceased treating the group variable annuity receivable as an allowable asset. The December 31, 2004, regulatory net capital calculation reflects the group variable annuity receivable as a non-allowable asset. In addition, management has informed us that at all times during the year ended December 31, 2004 and through March 16, 2005, the Company was in compliance with regulatory net capital requirements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Elkhart, Indiana
March 16, 2005